                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 1)/1/
                                             --

                              EXCO RESOURCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   269279204
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                             300 South Grand Avenue
                       Los Angeles, California 90071-3132
                                 (213) 612-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 28, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     /1/ The remainder of this cover page shall be filled out for a
      -
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 10 Pages

                                    13D
-----------------------                                  ---------------------
  CUSIP NO. 269279204                                      PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ares Leveraged Investment Fund, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           556,246 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              0 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           556,246 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           0 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        556,246 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       8.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                              Page 2 of 10 Pages

                                     13D
-----------------------                                  ---------------------
  CUSIP NO. 269279204                                      PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Ares Management, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          556,246 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          556,246 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares of Common stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      556,246 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       8.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 3 of 10 Pages

                                    13D
-----------------------                                  ---------------------
  CUSIP NO. 269279204                                      PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Ares Leveraged Investment Fund II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          556,245 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          556,245 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares of Common stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      556,245 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       8.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 4 of 10 Pages

                                     13D
-----------------------                                  ---------------------
  CUSIP NO. 269279204                                      PAGE 5 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

      Ares Management II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          556,245 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          556,245 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares of Common stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      556,245 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       8.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       PN
------------------------------------------------------------------------------


                              Page 5 of 10 Pages

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================


     The Statement on Schedule 13D of Ares Leveraged Investment Fund, L.P. and Ares Management, L.P. relating to the Common Stock, par value $.01 per share ("Common Stock"), of EXCO Resources, Inc., a Delaware corporation ("EXCO"), is hereby amended as follows:

Item 2.  Identity and Background.
-------  ------------------------

     Item 2 is hereby restated as follows:

     This Statement is filed by Ares Leveraged Investment Fund, L.P., a Delaware limited partnership ("ALIF"), Ares Management, L.P., a Delaware limited partnership ("Management"), Ares Leveraged Investment Fund II, L.P. ("ALIF II"), a Delaware limited partnership, and Ares Management II, L.P., a Delaware limited partnership ("Management II"). ALIF, ALIF II, Management and Management II are referred to collectively as the "Reporting Persons."

     ALIF is principally engaged in the business of investment in securities. Management is principally engaged in the business of serving as managing general partner of ALIF. The principal office of ALIF is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, P.O. Box 694GP, George Town, Grand Cayman, Cayman Islands, British West Indies. The principal office of Management is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

     Ares Administration LDC, a Cayman Islands exempted limited duration company ("Administration"), is the administrative general partner of ALIF. Administration is principally engaged in the business of serving as administrative general partner of ALIF.

    Ares Operating Member LLC, a Delaware limited liability company ("Operating"), is the managing general partner of Management and the sole shareholder of Administration. Operating is principally engaged in the business of serving as general partner of Management and Administration.

     The principal place of business of Administration is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, P.O. Box 694GP, George Town, Grand Cayman, Cayman Islands, British West Indies. The principal place of business of Operating is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

     ALIF II is principally engaged in the business of investment in securities. Management II is principally engaged in the business of serving as managing general partner of ALIF II.

                              Page 6 of 10 Pages

The principal office of ALIF II and Management II is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

     Ares Operating Member II LLC, a Delaware limited liability company ("Operating II"), is the managing general partner of Management II. Operating II is principally engaged in the business of serving as general partner of Management II.

     The principal place of business of Operating II is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

     Attached as Appendix A to Item 2 is information concerning the principals of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D.

     Neither the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

     Item 3 is hereby amended by adding the following paragraph at the end thereof:

     ALIF II has purchased from ALIF an aggregate of 556,245 shares of Common Stock of the Issuer (the "Shares"). The Shares were purchased by ALIF II in a privately-negotiated transaction for an aggregate price of $4,137,072.19. The purchase of the Shares was financed with cash on hand.

Item 4.  Purpose of Transaction.
-------  -----------------------

     Item 4 is hereby amended by adding the following paragraph at the end thereof:

     ALIF II has acquired beneficial ownership of the Shares in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of the Issuer. In this respect, the Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer, to acquire additional shares of Common Stock of the Issuer from time to time or to sell or otherwise dispose of all or part of the Shares beneficially owned by them. In the event of a material change in the present plans or intentions of any of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

                              Page 7 of 10 Pages

Item 5.  Interest in Securities of the Issuer.
-------  ------------------------------------

     Item 5 is hereby restated as follows:

     (a) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference. ALIF and Management each disclaim beneficial ownership of shares of Common Stock of the Issuer owned by ALIF II and Management II. ALIF II and Management II each disclaim beneficial ownership of shares of Common Stock of the Issuer owned by ALIF and Management.

     (b) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

     (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

     (d)  Not applicable.

     (e)  Not applicable.

                              Page 8 of 10 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 1998

               ARES LEVERAGED INVESTMENT FUND, L.P.


                  By:  Ares Management, L.P.,
                            its Managing General Partner


                  By: _______________________________________________
                     Name:  Michael D. Weiner
                     Title:    Vice President


               ARES MANAGEMENT, L.P.


                  By: _______________________________________________
                     Name:  Michael D. Weiner
                     Title:    Vice President


               ARES LEVERAGED INVESTMENT FUND II, L.P.


                  By:  Ares Management II, L.P.,
                     its Managing General Partner


                  By: _____________________________________________________
                     Name:  Michael D. Weiner
                     Title:    Vice President


               ARES MANAGEMENT II, L.P.


                  By: ______________________________________________________
                     Name:  Michael D. Weiner
                     Title:    Vice President


                              Page 9 of 10 Pages

                              APPENDIX A TO ITEM 2

     The following sets forth information with respect to the general partners and principals of Management, Administration, Operating, Management II and Operating II. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates. Except as set forth in Item 2 in the Schedule 13D to which this Appendix relates, the principal business address of each person or entity set forth below is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067, and each such person or entity is a citizen of the United States of America.

     The principal business of Management is to provide advice regarding investments by, and serving as managing general partner of, ALIF. The principal business of Administration is to serve as administrative general partner of ALIF. The principal business of Operating is to serve as general partner of Management and sole shareholder of Administration.

     The principal business of Management II is to provide advice regarding investments by, and serving as managing general partner of, ALIF II. The principal business of Operating II is to serve as general partner of Management II.

     The controlling member of Operating and Operating II is Mr. Antony P. Ressler. The principal occupation of Mr. Ressler is to act as the controlling member of Operating and Operating II and as an officer of Apollo Capital Management, Inc. and Lion Capital Management, Inc.

                              Page 10 of 10 Pages